
HANCOCK JAFFE
LABORATORIES
Issuer Free Writing Prospectus
Filed Pursuant to Rule 433
Registration No. 333-220372
March 12, 2018

THE FUTURE OF VASCULAR AND CARDIOTHORACIC SURGERY







Presentation

March 12, 2018

Forward-Looking Statements and Free Writing Prospectus Statement

This presentation contains forward-looking statements that are based on the beliefs and assumptions of the management team of Hancock Jaffe Laboratories, Inc. ("HJL"), and on information currently available to such management team. These forward-looking statements are subject to numerous risks and uncertainties, many of which are beyond HJL's and its subsidiaries' and affiliates' control. All statements, other than statements of historical fact, contained in this presentation, including statements regarding future events, future financial performance, business strategy and plans, and objectives of HJL for future operations, are forward-looking statements. These statements are only predictions and involve known and unknown risks, uncertainties and other factors, which may cause the actual results, levels of activity, performance or achievements of HJL and HJL's industry to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. You should not place undue reliance on any forward-looking statement. HJL undertakes no obligation to update or revise publicly any of the forward-looking statements after the date hereof to conform the statements to actual results or changed expectations.

Unless otherwise indicated, information contained in this presentation concerning HJL's industry and the markets in which it operates, including its general expectations and market opportunity and market size, is based on information from various sources, including independent industry publications. In presenting this information, HJL has also made assumptions based on such data and other similar sources, and on HJL's knowledge of, and its experience to date in, the markets for its product candidates. This information involves a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates. The industry in which HJL operates is subject to a high degree of uncertainty and risk due to a variety of factors. These and other factors could cause results to differ materially from those expressed in the estimates made by the independent parties and by HJL.

This presentation uses HJL's registered trademarks and trade names, such as VenoValve® and CoreoGraft™. This presentation also includes trademarks, trade names and service marks that are the property of other organizations. Solely for convenience, trademarks and trade names referred to in this presentation appear without the ® and ™ symbols, but those references are not intended to indicate that HJL will not assert, to the fullest extent under applicable law, its rights, or that the applicable owner will not assert its rights, to these trademarks and trade names. HJL does not intend its use or display of other companies' trade names or trademarks to imply a relationship with, or endorsement or sponsorship of HJL by, any other companies.

Any offering of securities will only be made by means of a registration statement (including a prospectus) filed with the U.S. Securities and Exchange Commission ("SEC"), after such registration statement becomes effective. No such registration statement has become effective, as of the date of this presentation. This presentation shall not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

HJL has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents HJL has filed with the SEC for more complete information about HJL and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, HJL, any underwriter or any dealer participating in the offering will arrange to send you the prospectus, if you request it by calling Network 1 Financial Securities, Inc. toll-free at 1-(800) 886-7007 or via e-mail at info@netw1.com. The registration statement including the preliminary prospectus may also be accessed at: https://www.sec.gov/Archives/edgar/data/1661053/000149315218001116/0001493152-18-001116-index.htm

© 2018 Hancock Jaffe Laboratories, Inc.

Investment Highlights – Hancock Jaffe Laboratories, Inc. (HJL)

Proven Technology Platform	• Since 1999, HJL develops and manufactures innovative biologic solutions for patients with cardiovascular diseases • Functionally comparable to normal body function
Three Cardiovascular Product Candidates	• "**VenoValve**" - Venous valve as a potential curative solution for 4.5 million patients, a potential $50 billion market based on an estimated selling price of $9,500 per valve • "**CoreoGraft**" - Off-the-shelf small caliber coronary artery bypass graft (CABG) • "**Next Generation Heart Valve**" - Designed to meet the demands of pediatric patients
Experienced Management and Medical Team	• Approximately $32 million invested to date • Driven team with extensive medical technology and FDA regulatory experience • Previous sale of FDA approved medical device by HJL to a leading company
Value Proposition: Hedged Investment	• Proprietary IP • Highly complex and regulated industry • Three potential product candidates with potential global markets

© 2018 Hancock Jaffe Laboratories, Inc.

HJL's Cardiovascular Product Candidates

HJL Surgically Implanted Venous Valve	• Bioprosthetic Venous Valve for chronic deep venous insufficiency caused by damaged venous valves - one of the largest unmet medical device curative treatment markets worldwide • No known FDA approved drugs, or effective non-surgical treatment other than compression garments for patients
HJL Surgically Implanted Heart Bypass Grafts	• Off-the-shelf CABG mitigates the need for harvesting veins and arteries for heart bypass surgeries • Potentially eliminates failures and risks associated with harvesting veins & arteries for bypass
HJL Surgically Implanted Heart Valve	• Surgical implanted heart valve with functionality developed for pediatric/adolescent and 20-55 year old patients – potential solution to present heart valve's deficiencies • Designed to provide blood flow equivalent to a heart valve 2-3 sizes larger, by providing greater blood flow in effective orifice area

© 2018 Hancock Jaffe Laboratories, Inc.

Management Team with Extensive Track Record

Senior Management

Benedict Broenniman, M.D. - Co-CEO: 20+ years as cardiovascular device executive in the U.S., Europe and Asia; former CEO, Chairman and SVP Worldwide Operations of HJL, CEO of Leman Cardiovascular, CEO and CMO of Ostomy Cure AS, achieved CE Mark

Steven Cantor - Co-CEO: 25 years of healthcare and financial experience; founder and former CEO Vasomedical, Inc. a cardiovascular EECP company; restructured and Co-founded BioAffinity Technologies

William Abbott - CFO: 30+ years in multi-industry int'l public companies; former SVP and CFO Cardiogenesis Corp. a cardiovascular TMR company; former Controller and Treasurer Newport Corp. BS Accounting Fairfield University, MBA Pepperdine University

Marc Glickman, M.D. - CMO: 30+ year vascular surgeon; former President of Vascular Access Society of Americas; instrumental in FDA approval of many medical devices

Sue Montoya - EVP Operations, Quality and Regulatory Affairs; 30+ years as a regulatory affairs expert; accomplished FDA and CE Mark regulatory compliance track record, leadership, experience with medical device companies including Medtronic and St. Jude Medical

Board of Directors

Yury Zhivilo - Chairman of the Board: 30 years experience international finance; co-inventor and patient recipient of HJL Heart Valve; HJL Investor

Steven Girgenti - Veteran healthcare executive, expertise in healthcare marketing strategies, financing and M&A; founded DermWorx Inc, and sold to European dermatology company in 2013; founder, former CEO and Worldwide Chairman of Healthworld, leading global healthcare marketing services network ; serves on numerous boards; Vice Chairman of the Board of Governors for the Mount Sinai Hospital Prostate Disease and Research Center

Robert Anderson - 40+ years of strategic planning with Parke-Davis, Key Pharmaceuticals and Centocor's global cardiovascular imaging business; VP of Marketing for Key Pharmaceuticals and VP of Marketing for Centocor; COO and Partner, Physicians World Communications Group

Robert Doyle - 35+ years of cardiovascular and strategic product launch experience; helped managed Parke-Davis advertising/promotion budget before and during Pfizer acquisition; Vice President Marketing Operations at Novartis

Steven Cantor - Co-CEO: 25 years of healthcare and financial experience; founder and former CEO Vasomedical, Inc. a cardiovascular EECP company; restructured and Co-founded BioAffinity Technologies

Medical Advisory Board

Steven Elias, M.D., FACS, FACPH - Director of Center for Vein Disease at Englewood Hospital and Medical Center; named 1 of 25 most influential professionals in vein care; internationally recognized, well-published in top peer review journals

Antonio Gasparis, M.D. - Expert on venous disease; Director of Center for Vein Care, Stony Brook University Medical Center; director of 2016 NY Venous Symposium

Wade Dimitri, M.D. - European cardiac surgeon. Pioneer of off-pump CABG; Royal Society of Medicine member, European Journal of Cardiovascular reviewer, member of major cardiovascular societies in U.S., U.K., Scotland, Egypt and India

Afksendiyos Kalangos, M.D., Ph.D. - Pediatric cardiac surgeon - 2015 President of the World Society of Cardiothoracic Surgeons, 300 articles in journals with editorial policy and 10 book chapters, 450 lectures as guest speaker, 700 abstracts in national and international congress.

© 2018 Hancock Jaffe Laboratories, Inc.

Problem #1 - Deep Venous Insufficiency Caused By Faulty Venous Valves: The Annual Burden Keeps Growing



- Approximately 4.5 million Americans suffer from Chronic Venous Insufficiency (CVI)
- Approximately 400,000 Americans are hospitalized each year with deep vein thrombosis (DVT) – (a precursor to CVI development)
- Quality of life for CVI patients could be worse than those patients with arthritis, angina and lung disease.

Ref: Kahn Circulation October 2014

© 2018 Hancock Jaffe Laboratories, Inc.

HJL VenoValve: A Solution Addressing Chronic Venous Disease

Presently, there are no known commercial Venous Valves, nor effective medical therapies.

- CVI is caused by deep vein thrombosis, venous valve failure, obesity, smoking, aging, inactivity
- No known effective FDA-approved drugs
- No known effective surgical treatments
- No known effective long-term non-surgical treatments

Painful/debilitating condition from malfunctioning leg vein valves causing increased blood pooling to the legs and decreased blood flow back to the heart, swelling and open ulcer formation (over approximately 400,000 patients per year)

"Chronic venous insufficiency afflicts almost twice as many people as all cardiovascular diseases combined, and six times more than those with diabetes. It is one of our most prevalent diseases. However, CVD is significantly, underestimated, underdiagnosed and undertreated, " stated Mary L. Yost, President, Sage Group Consulting

Ref:Gloviczki et al, Journal of Vas Surgery: Venous and Lym Disease 2014;2:362-7

© 2018 Hancock Jaffe Laboratories, Inc.

Problem #2 – Coronary Artery Disease as a Result of Blocked Arteries Preventing Blood Supply to the Heart

Present standard-of-care, heart bypass surgery referred to as CABG surgery:

- Surgeon performs one procedure to remove a healthy vein/artery from another part of the body
- Surgeon performs a second procedure to attach the healthy vein/artery to the aorta creating a heart bypass blood vessel around the blockage

- CABG is one of the most common cardiac surgical procedure worldwide ... but peer-reviewed studies cite its many deficiencies
- Bypass graft harvesting is invasive, has a high rate of infection and impacts patient's quality of life: durability and longevity. Failure rates could be high:

1 year	10% to 20% of vein grafts fail
1 – 5 years	15% to 30% of vein grafts fail
6 – 10 years	30% to 45% of vein grafts fail
At 10 years	About 50% fail


CABG
Aorta
Bypass grafts
Blocked coronary arteries
Heart

© 2018 Hancock Jaffe Laboratories, Inc.

HJL CoreoGraft: A Potential Solution Designed to Bypass 100% of Coronary Blockages and Transform One of the Most Common Cardiac Surgical Procedures

CoreoGraft mitigates the need for harvesting veins and arteries, eliminates one surgical procedure and harvest team decreasing patient risk and duration of overall procedure

CoreoGraft simplifies procedures for surgeons and patients, reduces time and cost of procedure, reduces complications, post-operative failures and barriers to surgery

The American Heart Association has highlighted the importance of a "complete revascularization" for bypass surgery; bypassing 100% of blockages

CoreoGraft, an off-the-shelf CABG could create a new treatment paradigm

© 2018 Hancock Jaffe Laboratories, Inc.

CoreoGraft Bioprosthetic Heart Bypass Graft: Clinical Implants





Angiogram of a 3mm diameter HJL bioprosthetic heart bypass graft in a 63-year-old patient

- Clinical experience in patients without sufficient autologous graft material or who could not be weaned from bypass perfusion due to incomplete cardiac revascularization
- 26 bioprostheses implanted as coronary artery bypass grafts in 24 patients requiring a complete myocardial revascularization subsequent to hospital admission
  - ✓ In all cases, the CoreoGraft was used when it was determined that adequate or suitable autologous conduits were not available as a consequence of prior use, vascular pathology or contraindication associated with a comorbid condition.
  - ✓ The CoreoGraft length was appropriate for all bypass requirements allowing exact trimming to the individually required length.
  - ✓ The “feel” and suturing quality of the graft are mimetic of mammary arteries and requires no special suture considerations beyond those commonly used for autologous grafts.

© 2018 Hancock Jaffe Laboratories, Inc.

Problem #3: Consistently Cited Heart Valve Failures

Heart Valves Show Degeneration Within 10 Years
Leaflet Problems Lead to Higher Stroke Incidence
Pediatric Patients Require Anticoagulants

The NEW ENGLAND JOURNAL of MEDICINE

HOME | ARTICLES & MULTIMEDIA | ISSUES | SPECIALTIES & TOPICS | FOR AUTHORS | CME

ORIGINAL ARTICLE

Possible Subclinical Leaflet Thrombosis in Bioprosthetic Aortic Valves

Raj R. Makkar, M.D., Gregory Fontana, M.D., Hasan Jilaihawi, M.D., Tarun Chakravarty, M.D., Klaus F. Kofoed, M.D., D.M.Sc., Ole de Backer, M.D., Ph.D., Federico M. Asch, M.D., Carlos E. Ruiz, M.D., Niels T. Olsen, M.D., Ph.D., Alfredo Trento, M.D., John Friedman, M.D., Daniel Berman, M.D., Wen Cheng, M.D., Mohammad Kashif, M.D., Vladimir Jelnin, M.D., Chad A. Kliger, M.D., Hongfei Guo, Ph.D., Augusto D. Pichard, M.D., Neil J. Weissman, M.D., Samir Kapadia, M.D., Eric Manasse, M.D., Deepak L. Bhatt, M.D., M.P.H., Martin B. Leon, M.D., and Lars Søndergaard, M.D.

N Engl J Med 2015; 373:2015-2024 | November 19, 2015 | DOI: 10.1056/NEJMoa1509233

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Abstract | Article | References | Citing Articles (37) | Letters | Metrics

MEDIA IN THIS ARTICLE

Video

BACKGROUND

A finding of reduced aortic-valve leaflet motion was noted on computed tomography (CT) in a patient who had a stroke after transcatheter aortic-valve replacement (TAVR) during an ongoing

PUBLIC RELEASE: 17-MAY-2016

EuroPCR 2016: Half of transcatheter heart valves show degeneration within 10 years of TAVI

First study of long-term durability shows high rates of valve degeneration

Paris, France - 17 May 2016: Half of transcatheter heart valves may undergo degeneration within 10 years, according to estimates from the first study investigating the long-term durability of these valves in patients undergoing transcatheter aortic valve implantation (TAVI) reported at EuroPCR 2016.

© 2018 Hancock Jaffe Laboratories, Inc.

HJL Heart Valve: Potential Solution to Present Heart Valve Deficiencies in an Estimated $4 Billion Market Especially for Pediatric and Adolescent Patients

- Blood flow equivalent to a valve 2-3x sizes larger
- Potentially eliminates 2, 3 or even 4 additional surgeries as a result of increased blood flow
- Eliminates need for anticoagulants
- Sized specifically to address needs and desire for active quality of life for pediatric and adolescent patients



http://www.hancockjaffe.com/heart-valve/

Hancock Jaffe Laboratories' Bioprostheses in a Cardiac Simulator Flow Tester

- Under normal physiologic flow conditions the design breakthrough allows the leaflets to fully open at even low or resting cardiac outputs. **(click link above to view test)**

© 2018 Hancock Jaffe Laboratories, Inc.

HJL Heart Valve Hemodynamics Flow Data


HJL 25mm Bioprosthesis shows only slight gradient elevation with increasing cardiac output
VSI


Medtronic 25mm bioprosthesis shows a significant gradient elevation with increasing cardiac output.
VSI

HJL's 25mm Bioprosthesis www.hancockjaffe.com/heart-valve/

- Under normal physiologic flow conditions the design breakthrough allows for the leaflets to fully open at even low or resting cardiac outputs
- Flat curve over the range of cardiac output means the valve adapts and leaflets open wide based on very little effort. Virtually no energy loss over the range of cardiac outputs means faster return of the cardiac muscle (hypertrophy) to normal size
- A substantial increase of the Effective Orifice Area (EOA) in comparison to Medtronic's valve even in small sizes means less Prosthesis-patient mismatch (PPM)

Heart Valve: Projected Greater Performance

Effective Orifice Area (EOA) Measured by In Vitro Hydrodynamic Methods

Valve Manufacturer	Labeled Size (mm)	EOA (Avg. cm^2 at 5L/min)
Hancock Jaffe Laboratories [1]	**21 mm**	**1.71**
Medronic Mosaic[2]	21 mm	1.09
SJM-Biocor-Epic Supra[2]	21 mm	1.34
Carpentier-Edwards Magna[2]	21 mm	1.48
Sorin Soprano[2]	20 mm	1.46

[1] EOA equals the average of three valves tested at Vivitro Systems, Inc., Study #QAS0253.

[2] Gerosa G, et. al, Small aortic annulus: The hydrodyamic performances of 5 commercially available tissue valves. J Thoracic and Cardiovasc Surg. 2006; 131:1058-1064.

Effective Orifice Area (EOA) of the Hancock Jaffe Valve Compared to Minimum Device Performance Requirements for Cardiac Prostheses in the Aortic Position as Specified in ISO 5840:2015.

Parameter	Valve Size						
	19 mm	21 mm	23 mm	25 mm	27 mm	29 mm	31 mm
ISO 5840 Target EOA (cm^2) ≥	0.85	1.05	1.25	1.45	1.70	1.95	2.25
EOA HJL Valve	**1.37**	**1.71**	**1.94**	**2.38**	**2.64**	**3.26**	**3.34**
% Improvement	61.18%	62.86%	55.20%	64.14%	55.29%	67.18%	48.44%

EOA allows for greater performance than present biologic valves, which represents less cardiac work per each beat and less resistance

Greater performance in smaller valve potentially eliminates 2 – 4 surgeries in pediatric patients

© 2018 Hancock Jaffe Laboratories, Inc.

IP and Patents: Worldwide Protection

- U.S. Patent No. 7,854,763; Reinforced Bioprosthesis
    - Priority date 2003
        - Granted in USA (No. 7,854,763) 2010
        - Granted 2012 in France, Belgium, Germany, UK, Luxembourg, Monaco, Switzerland
- Patent No. 7,815,677: Intraparietal valve reinforcement
    - Priority 2007
        - Granted in USA 2010
        - Granted in Australia (2013) and Russian Federation (2013)
        - Pending in China, India, Mexico, Japan
        - Europe: national phases started

- Claims cover concept of intraparietal titanium rods, inter-commissural rods, design and manufacture of the valve.

© 2018 Hancock Jaffe Laboratories, Inc.

Intellectual Property

Heart Valve – Patent Issued

- Critical design components and function relationships protected by U.S. Patent No. 7,815,677 expires on July 9, 2027

VenoValve – Patents Pending

- Two patents have been filed for the VenoValve with the U.S. Patent and Trademark Office

CoreoGraft Heart Bypass Graft – Proprietary Know-how

- Based on the mimetic biomechanical properties of the wall of the Coreograft CABG as it relates to pulsatile propagation of forward flow characteristic of coronary arteries

U.S. Trademarks

- CoreoGraft
- VenoValve

© 2018 Hancock Jaffe Laboratories, Inc.

VENOVALVE

U.S. VenoValve Target Market approximately 4.5 million patients

Potential $50 billion U.S. market based on an estimated selling price of $9,500 per valve

Validity of International Classification of Diseases, Ninth Revision, Clinical modification codes for estimating the prevalence of Venous Ulcers; Gloviczki et al, Journal of Vascular Surgery 2014

HEART VALVE

Approximately 50,000 pediatric heart valve replacement surgeries are required per year

Potential $875 million U.S. market based on an estimated selling price of $17,500 per valve

Understanding your risk for congenital heart defects, American Heart Association 2017

COREOGRAFT

Approximately 150,000 CABG procedures are performed in the U.S. per year (2.5 bypass grafts per procedure = approximately 375,000 grafts)

Potential $2.25 billion U.S. market with estimated selling price of $6,000 per graft

Evolution of coronary Revascularization Markets, Advanced Medical Technologies 2016

© 2018 Hancock Jaffe Laboratories, Inc.

Future Milestones*

	VenoValve	CoreoGraft	Heart Valve
2018	Preclinical Animal Testing Completed	Preclinical Animal Study	FDA IDE Submission
2018	First in Human Clinical Trial	FDA IDE Submission	
2018	Pivotal Clinical Trial Commences		
2019	Full Site Activation		
2019	Pivotal Clinical Trial Completed		

Investigational Device Exemption (IDE) approval allows for human studies

*All future milestones are based on management's current expectations, estimations, beliefs and anticipations.
*All future milestones are subject to change.

© 2018 Hancock Jaffe Laboratories, Inc.



FDA certified Facility in Irvine, California for manufacturing and shipping Class III medical devices

- 14,507 square feet building
- Management believes there to be present capacity to manufacture up to 24,000 Venous Valves per year to meet potential market demand of $228 million based on an estimated selling price of $9,500 per valve.

Offering Summary

Issuer	Hancock Jaffe Laboratories, Inc.
Ticker / Exchange	HJLI / Nasdaq Capital Market
Offering Range	$6.00 - $8.00 per share
Offering Size	$7.7 million (at the midpoint of the offering range)
Shares Offered	1,100,000 by Issuer
Over-allotment Option	15% (100% Primary)
Use of Proceeds	• approximately $ 1.5 million to fund research and development activities; • approximately $ 4.25 million to fund the regulatory review process for all three product candidates; and • the remainder for working capital and other general corporate purposes, including the additional costs associated with being a public company.

© 2018 Hancock Jaffe Laboratories, Inc.

HANCOCK JAFFE
LABORATORIES



Corporate Contact

Steven Cantor
Co-CEO
stevencantor@hjlinc.com
631-553-9192

Hancock Jaffe Laboratories, Inc.
70 Doppler
Irvine, CA 92618